

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
John T. Thomas
President and Chief Executive Officer and Trustee
Physicians Realty Trust
250 East Wisconsin Avenue, Suite 1900
Milwaukee, Wisconsin 53202

>   **Re: Physicians Realty Trust**
>   **Draft Registration Statement on Form S-11**
>   **Submitted April 16, 2013**
>   **CIK No. 0001574540**

Dear Mr. Thomas:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Industry and Market Data, page 3

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Healthcare Industry and Healthcare Real Estate Overview and Market Opportunity, page 6

3.   We are unable to read the data in the charts presented. Please adjust accordingly. Refer to Rule 420 of Regulation C.

Competitive Strengths, page 11

4.   Please expand your disclosure in the last bullet to specify the percentage of net leasable square footage that is affiliated with a healthcare delivery system.

Our Acquisition Targets, page 13

5.   Please provide financial statements of any significant probable acquisitions in compliance with Rule 3-14 of Regulation S-X. Otherwise, please specifically disclose that management does not believe any of these potential acquisitions are deemed to be probable at this time.

Implications of Being an Emerging Growth Company, page 13

6.   Please revise, here and on page 74, to state your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Summary Financial Data, page 21

7. We note your disclosure that you calculate FFO in accordance with NAREIT's definition. Please tell us how your calculation of FFO meets this definition as it includes an adjustment relating to the change in the fair value of derivatives.

The bankruptcy, insolvency or weakened financial position... page 23

8. To the extent re-tenanting your properties is more difficult than re-tenanting a traditional office property, please revise to address this risk.

Risk Factors, page 27

9. We note your disclosure that in some instances, you and or your partner may have the right to trigger a buy-sell arrangement, which could cause you to sell your interest, or acquire your partner's interest, at a time you otherwise would not have initiated such a transaction. Please provide additional details of those arrangements, how these arrangements are accounted for and the accounting literature relied upon.

Distribution Policy, page 56

10. In your amended filing please include in your footnotes to your cash available for distribution table the calculation to be used to determine the following including the related assumptions:

    - net increase in contractual rental revenues.

    - net decreases in contractual rental income due to decreases in lease expirations.

11. We note from the first paragraph that you have assumed no lease renewals after December 31, 2012. However, footnote 2 indicates you are assuming renewals. Please advise. In addition, please revise to clarify that you are not assuming rent increases for new leases or renewals except if such leases are executed as of the time of effectiveness.

12. Please tell us why the adjustment for loan reserves is applicable or appropriate.

13. Please clarify whether the interest expense related to the debt being repaid in connection with the offering is not already factored into the pro forma net income for the twelve months ended December 31, 2012. If it is so factored in, please revise to remove the adjustment or advise.

14. Please revise the table to specify the estimated cash flows from investing activities. We note, for instance, that you have not included in your cash available for distribution table an estimated provision for tenant improvements, leasing commissions and general

improvements as part of your estimated cash flows used in investing activities. Please include these adjustments and the related calculations and assumptions in your amended filing or tell us why you believe these adjustments are not appropriate.

15.   Please revise the table to specify the estimated cash flows from financing activities.

16.   Please revise the table to show the surplus/shortfall and distribution ratio excluding OP unit distributions or confirm to us that this change would not impact the distribution ratio.

Capitalization, page 59

17.   We note that you expect to enter into a credit facility following completion of this offering. To the extent any of the material terms of the agreement are known by management, please disclose these terms in a subsequent amendment.

18.   Please disclose in which column, management anticipates making the adjustments for the new credit facility and the fair value adjustments. In regard to the new credit facility, please tell us why management has determined that it is appropriate to make such adjustment.

Dilution, page 60

19.   Please provide the relative contribution disclosure required by the first sentence of Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition…, page 64

Impairment losses, page 66

20.   In your amended filing please expand your disclosure to describe the facts and circumstances that would suggest that assets might be impaired or the useful lives should be modified.

 Change in fair value of derivatives, page 66

21.   We note your disclosure that in 2011 you entered into two interest rate swaps and account for changes in fair value through changes in other comprehensive income as a component of equity. Please tell us how this is consistent with your derivative disclosure on page 73 which states that changes in fair value are recorded in the combined statements of operations.

Results of Operations, page 68

22.   In your amended filing please update your depreciation and amortization explanation to include the appropriate decrease in this line item.

Liquidity and Capital Resources, page 69

Commitments – Pro Forma, page 70

23.   In addition to the pro forma information provided relating to your debt obligations, please include in your amended filing, a separate table disclosing your contractual obligations relating to these obligations, operating leases and other commitments, tenant related commitments and ground leases prior to the offering.

Properties, page 87

24.   We note your risk factor disclosure related to your potential exposure to significant tenant credit issues. With a view to disclosure, please tell us how you monitor the credit quality of your tenants.

Additional Information with Respect to Certain Properties, page 92

25.   Please revise the occupancy and rent information provided for each significant property to cover each of the last five years. Refer to Item 15(a) and (b) of Form S-11.

Management, page 98

26.   Please revise to provide the principal occupation of John Thomas from August 2012 to present.

27.   Please revise to clarify when Stanton D. Anderson retired from McDermott Will & Emery and when Richard A. Weiss retired from Foley & Lardner LLP.

28.   Please revise to clarify William A. Ebinger's employment between 2008 and 2013.

Other Relationships, page 172

29.   Please revise to identify each underwriter that has a material relationship with you or your affiliates and state, with specificity, the nature of the relationship. Refer to Item 508(a) of Regulation S-K.

Unaudited Pro Forma Financial Statements

For the Year Ended December 31, 2012

30.   We note your disclosure that the contribution of interests in the controlled entities will be considered a transaction between entities under common control and thus contribution will be recorded at historical cost. Please provide additional details supporting the conclusion that the contributed ownership interests should be recorded at historical cost. Within your response, please ensure that you tell us how control is established and any relevant accounting literature management relied upon to form their conclusion. Lastly, please tell us how the acquisition of the remaining 50% ownership in Arrowhead Commons will be accounted for.

31.   We note your disclosure that the unaudited pro forma consolidated statement of operations is presented as if the offering and related formation transactions were completed on December 31, 2012. These adjustments should give affect at the beginning of the periods presented. In your amended filing, please revise your disclosure.

Consolidated Pro Forma Income Statement, page F-4

32.   Please tell us how discontinued operations are expected to have a continuing impact on your results of operations. Refer to Item 11-02 (a) of Regulation S-X.

2. Adjustments to the Pro Forma Consolidated Statements of Operations, page F-6

Footnote EE, page F-6

33.   Please explain to us how your adjustment for non-cash based stock compensation expense is factually supportable.

Footnote GG, page F-7

34.   Please tell us how the adjustments related to your anticipated credit facility are factually supportable.

Financial Statements – Physicians Realty Trust

Notes to Combined Financial Statements

Note 2 Formation of the Trust and Offering Transaction, page F-10

35.   We note your disclosure that, in connection with the formation transactions, certain management and development contracts will be contributed to the operating partnership in exchange for units of interest in the operating partnership. Please tell us whether these

contracts will be settled as a result of these transactions and how you have applied the guidance in ASC Topic 805-10-55-20.

Financial Statements – Ziegler Healthcare Real Estate Funds

Combined Statements of Operations for the years ended December 31, 2012 and 2011, page F-15

36.   Please revise your statement of operations to present rental revenues separately from tenant recoveries. Please make corresponding changes throughout your document.

37.   Please tell us why management determined that it is appropriate to present depreciation and amortization separately from other operating expenses.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

38.   We note that Arizona 23 entered into a 10 year lease with a tenant in exchange for a 50% ownership interest. Please tell us how this transaction was accounted for and the accounting literature relied upon by management.

Impairment of Intangible and Long0Lived Assets, page F-25

39.   Please disclose the facts and circumstances that resulted in the impairment of Florida's 4 building, Michigan 6's property, and Ohio 9's investment property.

Note 4 Notes Payable, page F-35

40.   We note your disclosure that Michigan 6 and Georgia 21 are in default with respect to certain debt covenant ratios. In your amended filing please expand your Liquidity and Capital Resources disclosure to address your compliance with debt covenants.

Exhibit Index

41.   We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

42.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: David C. Wright
        Hunton & Williams LLP